Exhibit 99.2

Gaffney, Cline & Associates, Inc. 1300 Post Oak Blvd., Suite 1000 Houston, TX 77056 Telephone: +1 713 850 9955 www.gaffney-cline.com

ASF/gjh/AH-12-2038.00/gcah.100.13	March 08, 2013

Mrs. Adriana Marcela Echeverri

Vice-President of Finance (CFO)

Ecopetrol, S. A.

Vicepresidencia Financiera

Edificio Principal, Piso 7

Bogota, Colombia

RESERVE AUDIT

FOR SIXTY EIGHT FIELDS IN COLOMBIA

AS OF DECEMBER 31, 2013

Dear Mrs. Echeverri:

This Proved reserves statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on March 08, 2013 at the request of Ecopetrol, S.A. (Ecopetrol), a participant operator and investor in sixty eight fields in the Lower, Middle and Upper Magdalena Valley, Catatumbo, Putumayo, Llanos Orientales and Nororiente Basins, Colombia. This report is based on prior audits conducted by GCA and is intended for use in conjunction with Ecopetrol’s December 31, 2012 20-F filing with the United States Securities and Exchange Commission.

GCA has conducted an independent audit examination as of December 31, 2012, of the Proved hydrocarbon liquids and natural gas reserves of the above mentioned fields. On the basis of technical and other information made available to us concerning these property units, we hereby provide the reserve statement given in the table below.

STATEMENT OF PROVED HYDROCARBON RESERVES VOLUMES

SIXTY EIGHT FIELDS, COLOMBIA

AS OF DECEMBER 31, 2012

	Net to Ecopetrol
Reserves Category	Liquids	Gas
	MMBbl	Bscf
Proved
Developed	352	722
Undeveloped	226	190
Total Proved	578	912

ASF/gjh/AH-12-2038.00/gcah.100.13 Ecopetrol, S. A.

Hydrocarbon liquid volumes represent crude oil and condensate, natural gasoline and LPG estimated to be recovered during field separation and plant processing, and are reported in millions of barrels (MMBbl). Natural gas volumes represent expected gas sales, and are reported in billions (109) of cubic feet (Bscf) at standard conditions of 14.7 psia and 60 degrees Fahrenheit. These volumes have been reduced for fuel usage in the field. Royalties payable to the State have been deducted from reported net volumes.

Proved gas volumes are based on firm and existing gas contracts and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future.

Ecopetrol has advised GCA that these audited hydrocarbon volumes represent the following proportionate shares of Ecopetrol’s total reserves on a net basis:

Proved Developed Liquids – 38%

Proved Developed Gas – 28%

Proved Undeveloped Liquids – 52%

Proved Undeveloped Gas – 54%

Total Proved Oil Equivalent - 39.0%

GCA is not in a position to verify these values as it was not requested to review Ecopetrol’s other oil and gas assets.

This audit examination was based on reserve estimates and other information provided by Ecopetrol to GCA through December 2012, and included such tests, procedures and adjustments as were considered necessary. Field data and information provided by Ecopetrol varies from field to field. Ecopetrol provided production data sets, depending on the field, up to September or August 2012. All questions that arose during the course of the audit process were resolved to our satisfaction.

Technical information and comments related to the methodology followed to audit the reserves volumes for each one of the fields is presented in separate individual reports. As these reports are quite extensive and detailed, the significant points of the work performed are summarized below.

Recoverable volume estimates as derived from profiles of expected future performance were checked for consistency with the development plans provided by Ecopetrol. These were further verified on the basis of individual well decline analysis, typical well performance models, material balance calculations, reservoir simulation results, analogies, etc. as appropriate to the available information and category of the reserves. Gross reserves and those net to Ecopetrol’s interests were verified on the basis of the fiscal and contractual terms applicable for each field.

In order to confirm estimates of petroleum initially in place, the structural and stratigraphic descriptions of the accumulations, various reservoir limits, rock petrophysical parameters and reservoir fluid properties were reviewed, checked for reasonableness and/or modified as appropriate based on information and data supplied by Ecopetrol. Reservoir and individual well performance was analyzed in order to assess the predominant reservoir drive mechanisms currently active in the fields and those expected to affect the future production performance.

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ASF/gjh/AH-12-2038.00/gcah.100.13 Ecopetrol, S. A.

The economic tests for the December 31, 2012 reserve volumes were based on a prior twelve-month first-day-of-the-month average reference price for Brent crude of US$111.13/Bbl, corrected for location and quality to average wellhead prices in the range of US$74.72/Bbl – 112.53/Bbl, depending on the specific field. Sales gas and plant product prices were advised by Ecopetrol according to existing contracts and/or regulations. No price escalation has been included, other than as provided for in existing contracts. The following tables include additional details of these prices:

OIL AND CONDENSATE PRICES

Note	Price US$/Bbl

12 month average price for Brent Crude used as reference for the crude prices in Colombia.	111.13
Unweighted average of the prices adjusted for location and quality used to determine oil and condensate proved reserves for the different fields in Colombia	99.98

PRODUCT PLANT PRICES

Note	Products Plants	Price US$/Bbl

12 month average reference price (Mont Belvieu, Texas)	Propane	43.37
	Butane	69.56
	Gasoline	90.74
Unweighted average price adjusted for location and quality used to determine proved reserves in Colombia Assets	Propane	29.27
	Butane	55.47
	Gasoline	87.49

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ASF/gjh/AH-12-2038.00/gcah.100.13 Ecopetrol, S. A.

GAS PRICES

Note	Location/Fields	Price US$/MMBTU

Average benchmark natural gas price - Colombia	Guajira (Benchmark Price)	5.81
	Opón (Benchmark Price)	6.71
	Cusiana (Benchmark Price)	3.32
Natural gas average price defined by contract / agreements used to determine proved reserves in some Colombia fields	All fields audited by GCA except Guajira fields.	4.73
Adjusted gas price used to determine proved reserves in the remaining Colombia Fields	Guajira fields: Ballena, Chuchupa and Riohacha.	5.63

Future capital costs for the fields were derived from development program forecasts prepared by field operators. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that sufficient capital investments and operating expenses have been projected by the operators to produce the projected volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes as of December 31, 2012 are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in 17 CFR Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission. GCA concludes that the methodologies employed by Ecopetrol in the derivation of the reserves estimates are appropriate and that the quality of the data relied upon and the depth and thoroughness of the reserves estimation process are adequate.

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of Ecopetrol to produce the estimated reserves.

This assessment has been conducted within the context of GCA’s understanding of Ecopetrol’s petroleum property rights as represented by Ecopetrol’s management. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, Reserve and Resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

* * * * *

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ASF/gjh/AH-12-2038.00/gcah.100.13 Ecopetrol, S. A.

For this assignment, GCA served as independent reserve auditor. The firm’s officers and employees have no direct or indirect interest holdings in the property units evaluated. GCA’s remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit are included in Appendix I.

Ecopetrol will obtain GCA’s prior written or email approval for the use with third parties and context of the use with third parties of any results, statements or opinions expressed by GCA to Ecopetrol, which are attributed to GCA. Such requirement of approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, websites, press releases, etc.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES

Project Manager – Alberto S. Finol

Petroleum Engineer

Peer Reviewer - David K. Morgan

Senior Technical Manager

Appendices:

Appendix I: Technical Qualifications of Person Responsible for Audit

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ASF/gjh/AH-12-2038.00/gcah.100.13 Ecopetrol, S. A.

APPENDIX I:

TECHNICAL QUALIFICATIONS OF PERSON RESPONSIBLE FOR AUDIT

ASF/gjh/AH-12-2038.00/gcah.100.13 Ecopetrol, S. A.

STATEMENT OF QUALIFICATIONS

David. K. Morgan

David K. Morgan is one of GCA’s Senior Technical Managers and was responsible for overseeing the preparation of the audit. Mr. Morgan has over 42 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Repsol YPF S.A. and YPF S.A. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.